Filed Pursuant to Rule 424(b)(3)

Registration No. 333-190897

Prospectus Supplement No. 4

(to Prospectus dated September 26, 2013)

6,336,664 Shares

LIPOCINE INC.

Common Stock

This prospectus supplement supplements the prospectus, dated September 26, 2013 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-190897). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2014 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the sale or other disposition from time to time of up to 6,336,664 shares of our common stock, which are held by the selling stockholders named in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement were previously issued by us in a private placement. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the Prospectus and the prospectus supplements dated November 12, 2013, January 8, 2014 and January 24, 2014. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus and the prospectus supplement dated November 12, 2013, January 8, 2014 and January 24, 2014. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is quoted on the OTCQB under the symbol “LPCN”.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

February 10, 2014

LIPOCINE INC.

(Exact name of registrant as specified in its charter)

Commission File No. 000-55092

Delaware	99-0370688
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

675 Arapeen Drive, Suite 202

Salt Lake City, Utah 84108

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (801) 994-7383

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure

The Company is presenting at the Leerink Global Healthcare Conference to be held February 12-13, 2014. Additionally before and during the conference, the Company will be meeting with investors and presenting materials to investors regarding the Company. The Company’s materials to be used in the presentations and investor meetings are attached hereto as Exhibit 99.2.

Item 8.01	Other Events

On February 10, 2014, Lipocine Inc. issued a press release to report the first patient dosed in its Phase 3 Study for Oral Testosterone Replacement Therapy ("SOAR") clinical trial. The press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The following exhibits are furnished with this report:

Exhibit No.	Description

99.1	Press Release Announcing First Patient Dosed in Phase 3 Study for Oral Testosterone Replacement Therapy

99.2	Company Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIPOCINE INC.

Date:	February 10, 2014	By:	/s/ Mahesh V. Patel
Mahesh V. Patel
President and Chief Executive Officer

Exhibit 99.1

For Immediate Release

Lipocine Announces First Patient Dosed in Phase 3 Study for Oral Testosterone Replacement Therapy

SALT LAKE CITY (February 10, 2014) – Lipocine Inc. (OTCQB: LPCN), a specialty pharmaceutical company, today announced that the first patient has been dosed in its Study of Oral Androgen Replacement ("SOAR") pivotal Phase 3 clinical study. The trial is designed to evaluate the safety and efficacy of LPCN 1021, an oral testosterone replacement therapy, in hypogonadal men with low testosterone (Low T; www.lowtstudy.com). Approximately 300 patients are expected to be enrolled in multiple sites in the United States. The company expects to report top-line efficacy data for the trial in the second half of 2014 with a New Drug Application ("NDA") filing with the U.S. Food and Drug Administration (FDA) anticipated in the second half of 2015.

“LPCN 1021 represents a differentiated testosterone replacement therapy approach to treating hypogonadism in men that has the potential to improve patient compliance and overcome inadvertent testosterone transference risk of secondary exposure to women and children associated with topicals” said Dr. Mahesh Patel, President and CEO of Lipocine Inc. “The commencement of the Phase III trial is an important milestone for both LPCN 1021 and the company as we move into late-stage testing for our lead product.” “We are pleased with the high degree interest in this study shown by both investigators and patients,” added Dr. Patel.

About the SOAR Trial

SOAR is a randomized, open-label, parallel-group, Phase 3 clinical study of hypogonadal males with low testosterone (<300 ng/dl). All subjects will be randomized in 2:1 ratio, such that approximately 200 will be treated with LPCN 1021 for 52 weeks and 100 with Androgel 1.62% (the leading gel product by sales) for 52 weeks.

The co-primary endpoints of the study will be the percentage of subjects achieving 24-hour average total serum testosterone concentration (Cavg(0-24)) within the normal range of 300–1140 ng/dL after completion of 13 weeks of treatment, as well as a measure of the lower bound of the 95% confidence interval for Cavg(0-24).

Secondary endpoints of the study are based on the maximum serum total testosterone concentration (Cmax) after completion of 13 weeks of treatment and will include:

•	percentage of subjects who have a Cmax below 1500 ng/dL
•	percentage of subjects with Cmax between 1800 and 2500 ng/dL
•	percentage of subjects with Cmax > 2500 ng/dL

Safety of LPCN 1021 will be monitored over the 52 weeks of treatment.

Previously, Lipocine completed a successful Phase II study for LPCN 1021 that produced results consistent with FDA guidelines for approval of testosterone replacement therapies for the starting dose selected for the SOAR trial. The primary and secondary outcomes of the trial were met and there were no significant adverse events.

About LPCN 1021

The current testosterone market is dominated by topical products that are associated with poor patient compliance and FDA “black box” warnings related to inadvertent transfer of testosterone. LPCN 1021 is a twice-a-day, oral product with low gastro-intestinal drug exposure that we expect will overcome the major shortcomings of existing products with a more patient/ physician friendly label that includes three simple dosing options and faster time to maintenance dose in most patients, which we expect will improve patient compliance. Unlike a selective estrogen receptor modulator ("SERM"), LPCN 1021 is not designed to interact with estrogen receptors and is targeted to address an unmet oral option needed in the established testosterone replacement market for chronic use.

About Lipocine

Lipocine Inc. is a specialty pharmaceutical company developing innovative pharmaceutical products for use in men’s and women’s health using its proprietary drug delivery technologies. Lipocine’s lead product candidate, LPCN 1021, is Phase III ready and is targeted to treat symptoms of low testosterone for men in need of testosterone replacement therapy. Additional pipeline candidates include LPCN 1111, a next generation oral testosterone therapy product, and LPCN 1107, which has the potential to become the first oral hydroxyprogesterone caproate product indicated for the prevention of preterm birth.

Forward-Looking Statements

This release contains “forward looking statements” that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include all statements that are not historical fact relating to expectations and statements relating to clinical trials and the potential benefits of Lipocine’s product candidates, including LPCN 1021, LPCN 1111 and LPCN 1107, and Lipocine’s product development efforts. Investors are cautioned that all such forward-looking statements involve risks and uncertainties, including without limitation the risks related to the receipt of regulatory approvals, the results of clinical trials, patient acceptance of Lipocine’s products, the manufacturing and commercialization of Lipocine’s products, and other risks detailed in Lipocine's filings with the U.S. Securities and Exchange Commission, including without limitation its Current Report on Form 8-K as amended, dated July 24, 2013, and in its reports on Form 10-Q and other reports on Form 8-K. Lipocine assumes no obligation to update forward-looking statements contained in this release, except as required by law.

CONTACT:

Morgan Brown

Executive Vice President & Chief Financial Officer

Phone: (801) 994-7383

Email: mb@lipocine.com

Stefan Loren, Ph.D./John Woolford

Phone: (443) 213-0500

sloren@westwicke.com/john.woolford@westwicke.com

# # #

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 Corporate Presentation February 2014 Exhibit 99.2

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 2 This presentation contains and our discussions during this conference may include forward - looking statements about Lipocine Inc. (the “Company”). These forward - looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward - looking statements relate to the Company’s product candidates, clinical and regula tory processes and objectives, potential benefits of the Company’s product candidates, intellectual property and related matters, all of which involve known and unknown risks and uncertainties. Actual results may differ materially from the forward - looking statemen ts discussed in this presentation . Accordingly, the Company cautions investors not to place undue reliance on the forward - looking statements contained in, or made in connection with, this presentation . Several factors may affect the initiation and completion of clinical trials, the potential advantages of the Company’s product candidates and the Company’s capital needs. Among other things, the projected commencement and completion of the Company’s clinical trials may be affected by difficulties or delays. In addition, the Com pan y’s results may be affected by its ability to manage its financial resources, difficulties or delays in developing manufacturing pro cesses for its product candidates, preclinical and toxicology testing and regulatory developments. Delays in clinical programs, whe the r caused by competitive developments, adverse events, patient enrollment rates, regulatory issues or other factors, could adver sel y affect the Company’s financial position and prospects. Prior clinical trial program designs and results are not necessarily pre dictive of future clinical trial designs or results. If the Company’s product candidates do not meet safety or efficacy endpoints in cl inical evaluations, they will not receive regulatory approval and the Company will not be able to market them. The Company may not b e able to enter into any strategic partnership agreements. Operating expense and cash flow projections involve a high degree of uncertainty, including variances in future spending rates due to changes in corporate priorities, the timing and outcomes of cli nical trials, competitive developments and the impact on expenditures and available capital from licensing and strategic collaborat ion opportunities. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to sig nif icantly delay, scale back or discontinue one or more of its drug development or discovery research programs. The Company is at an ea rly stage of development and may not ever have any products that generate significant revenue. The forward - looking statements contained in this presentation are further qualified by the detailed discussion of risks and uncertainties set forth in the d ocu ments filed by the Company with the Securities and Exchange Commission, all of which can be obtained on the Company’s website at www.lipocine.com or on the SEC website at www.sec.gov . The forward - looking statements contained in this document represent the Company’s estimates and assumptions only as of the date of this presentation and the Company undertakes no duty or obligation to update or revise publicly any forward - looking statements contained in this presentation as a result of new information, future events or changes in the Company’s expectations. Forward Looking Statements

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 3 Focused on developing innovative orally - available treatment alternatives in the areas of men’s and women’s health Pipeline of well - known molecules with 505(b)(2) strategy Lead asset currently in Phase 3, addresses an unmet need in large and growing market Several near term value drivers with pipeline products Diverse patent portfolio • U.S.: Six issued and 14 pending applications • Foreign: 31 total issued and pending Lipocine Investment Highlights

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 4 LPCN 1021 - Oral Testosterone Replacement Therapy (TRT) Product Pipeline Men’s Health LPCN 1111 - Next Generation Oral TRT Women’s Health LPCN 1107 - Prevention of Preterm Birth Research/Preclinical Phase 1 Phase 2 Phase 3

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 5 Lip’ral Enables Optimal Dispersion in the Gastrointestinal Tract Lumen Aqueous Barrier Layer Membrane Systemic Circulation Improved absorption Effective transfer across aqueous barrier layer Optimal dispersed phase in GI tract Insoluble drug lipidic composition 5

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 6 Testosterone Deficiency is Prevalent in U.S. 1 (1) Rev. Urol Vol 5. Suppl 1 2003 S3 - S10 - Figure 2 (2) Int. J. Clin Pract , July 2006, 60, 7, 762 - 769 - Table 6 • Men in their 50s 1 in 10 • Men in their 60s 1 in 5 • Men in their 70s 1 in 4 However, less than 10% are being treated for low testosterone 2

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 7 >$2B market in 2012 and growing Increased low testosterone (T) awareness driven by Abbott, Glaxo and Lilly promotion Topicals dominate the market (~90%), market leader Androgel ® Late entry topicals generating significant sales • Testim ®: $237M 1 • Fortesta ® : $56M 2 • Axiron ®: $ 179 M 3 When appropriately prescribed/used T therapy benefits outweigh risks Inadequacy of existing testosterone treatments Testosterone Replacement Therapy Market (1)2012 worldwide sales obtained from AUXL 2012 10 - K (2) 12 months sales ending Sep 30, 2013 - obtained from Earnings presentat ion 3Q 2013, Endo health solutions (3) Axiron net sales calendar year 2013 ( www.acrux.com.au )

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 8 LPCN 1021 Addresses Unmet Need 8 Topical LPCN 1021 ▪ Inadvertent transference • Especially to children and partners • Black box warning on all gels x No transference issue or potential black box warning ▪ Causes skin irritation x No skin irritation ▪ Poor compliance (60% discontinue at 6 months ) 1 x Improved compliance potential ▪ Inconvenient handling and time consuming x Convenient & not time consuming ▪ Messy application – runs off from site of a pplication x Not messy ▪ Distinctive scent – not discrete x Discrete (1) Aveed FDA Advisory committee meeting briefing document (April 18, 2013), Page No. 17

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 9 Survey of 28 leading endocrinologist and urologist about oral testosterone compliance 1 • In your opinion, will oral testosterone improve patient compliance compared to existing options? Oral Should Improve Compliance 93.80% 0.00% 6.20% Yes No Not Sure (1) Lipocine Survey 2014

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 10 Testosterone Undecanoate (TU, a prodrug of testosterone) oral composition designed for convenient BID dosing Primarily directed at lymphatic delivery Maintains effective testosterone blood levels Enhanced profile over other forms of testosterone • Overcomes inadvertent testosterone transfer problem associated with popular topical products • Methyl testosterone is known to have liver safety issues • Native testosterone has short half life Protected by orange book listable domestic and foreign IP portfolio LPCN 1021: Overview

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 11 Successful Phase 2 Dose Finding Without Titration % of subjects meeting criteria PK parameters LPCN 1021 225 mg BID Da y 15 (n=24) FDA criteria for approval of TRT Primary Endpoints C ave 300 - 1140 ng/dL 83% ≥ 75 % Lower bound 95% CI 69% ≥ 65 % Secondary endpoints C max ≤ 1500 ng/dL 88% ≥ 85 % C max 1800 - 2500 ng/dL 0% ≤ 5 % C max > 2500 ng/dL 0% 0%

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 12 No significant adverse events DHT/T and E2/T ratios observed with LPCN 1021 are in the normal range HDL changes with LPCN 1021 in the range of other approved TRT products No significant change in LDL levels No significant changes in liver enzymes Phase 2 Study Safety Summary

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 13 0 300 600 900 1200 1500 1800 2100 2400 2700 3000 3300 3600 0 100 200 300 400 500 600 700 800 900 1000 1100 1200 Secondary End Point [C max (ng/dL )] Primary End Point [C ave0 - 24 (ng/dL )] Group I 75 mg (N=16) Group II 150 mg (N=15) Group III & V 225 mg (N=24) Group IV 300 mg (N=9) FDA Secondary End Points 85% 5% 0 % LPCN 1021:Correlation between Primary and Secondary End Points Titration is likely to bring more subjects in to “Green Zone” Target C ave of <580 ng/dl should maximize odds of success with secondary end points

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 14 Phase 3 study underway • First patient dosed early February • 200 patients in active TRT arm • Multicenter (~55 sites) in US FDA concurrence on single pivotal phase III trial for approval No additional pre - clinical studies required LPCN 1021 Development Update

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 15 Open label, randomized, active - controlled study of LPCN 1021 in men with low testosterone Primary endpoint: serum testosterone concentration at Week 13 LPCN 1021: Phase 3 Design (Study of Androgen Replacement – SOAR) Safety Extension (up to Week 52) Screening N = 300 Primary Endpoint 0 Week 4 Week 8 Week 12 Randomization LPCN 1021 225mg, TU, BID w/ meal (n = 200) Active Control (n = 100) PK analysis and dose titration PK analysis and dose titration

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 16 Competitive Environment for Oral Testosterone * See Appendix (Adult male BMI Distribution) CLR 610: Clarus Therapeutics Current Status • NDA filed LPCN 1021 Advantages • Simpler dosing regimen • Lower daily dose / less GI exposure Androxal®: Repros Therapeutics Different molecule class: not classified as TRT, chronic performance not established Current Status • Data reported from 2 Phase 3 studies (data adequacy meeting requested by FDA) • FDA requested additional safety data LPCN 1021 Advantages • For both primary and secondary hypogonadism • Broader age and BMI inclusion* • Targeted for established TRT market • Extensive human exposure data available with testosterone undecanoate

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 17 Novel prodrug of testosterone for oral delivery through proprietary Lip’ral technology Designed to provide balance between adequate bioavailability and sustained daily testosterone levels • Potential once - daily dosing • Higher therapeutic levels (Cavg) Status • Phase 1 complete • Phase 2a study planned in hypogonadal men – Targeted dosing 1H 2014 LPCN 1111: Next Generation Oral Testosterone

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 18 Preterm birth (PTB) is defined as delivery less than 37 weeks of gestation 11.7% of all US pregnancies 1 result in PTB ≥ $26 billion economic impact 2 PTB remains the leading cause of perinatal mortality and morbidity, accounting for as many as 75% of perinatal deaths 3 Preterm Birth Represents a Significant Unmet Medical Need 1 CDC (2010) 2 Institute of Medicine of the National Academies. July 2006 3 The Journal of Maternal - Fetal and Neonatal Medicine, December 2006; 19(12): 773 – 782

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 19 Potential to be the first oral hydroxyprogesterone caproate (HPC) • API is an approved injectable drug for recurrent preterm birth • Elimination of injection site reaction and pain at the site of injection • Elimination of regular doctor office visits or visits from the nurse (weekly visits for 16 – 20 weeks) • May be eligible for orphan drug designation Next steps: Phase 1 pharmacokinetic study in women • Targeted dosing 1Q 2014 LPCN 1107 : Oral Hydroxyprogesterone Caproate for P reterm B irth

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 20 Top - line Phase 3 efficacy results for – 2H 2014 Complete Phase 3 with safety data – 2H 2015 File NDA – 2H 2015 Significant Value Driving Milestones for LPCN 1021

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 21 Mahesh Patel, Ph.D.: President, CEO & Co - Founder • Director, Specialty products, Pharmacia and Upjohn Morgan Brown, CPA: Executive Vice President & CFO • CFO, Innovus Pharmaceuticals, World Heart Corporation, Lifetree Clinical Research; Vice President Finance & Treasurer, NPS Pharmaceuticals Srinivasan Venkateshwaran, Ph.D.: CTO & VP R&D • Executive Director, TheraTech Jerry Simmons: Corporate Business Development Officer • CEO, Cellegy; various corporate business positions, Ciba Geigy; and various corporate marketing positions, Schering Plough William Higuchi, Ph.D.: Co - founder, Chief Scientific Advisor • Chairman & Co - founder, TheraTech Experienced Management Team

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 22 Focused on developing innovative orally - available treatment alternatives in the areas of men’s and women’s health Pipeline of well - known molecules with 505(b)(2) strategy Lead asset currently in Phase 3, addresses an unmet need in large and growing market Several near term value drivers with pipeline products Diverse patent portfolio • U.S.: Six issued and 14 pending applications • Foreign: 31 total issued and pending Lipocine Investment Highlights

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 Appendix

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 24 Single dose, open label, five treatment (diet) period cross over study in ten subjects* • 75 mg testosterone undecanoate capsule • Five conditions : fasting and four meals with 800 - 1000 calories • All meals had 15 – 20% protein, different % fat and rest carbohydrates # § Food Effect Study * Post menopausal women # % of protein, fat or carbohydrates in meal refer to % of calories contributed by each to a total of 800 – 1000 calories § Standard meal contains about 20 - 35 % fat

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 25 8g 19g 22g 20g 22g 22g 26g 19g 27g Whole milk, 8 fl. oz. French toast, 2 slices w/ butter Muffin (4 oz) commercially prepared Cinnamon roll Pancakes (various) Trail mix, ½ cup Bacon, egg, and cheese biscuit sandwich French fries, medium Sausage biscuit sandwich Examples of Items Providing Required Fat Calories Per Meal Target = 18 - 33g fat per meal (160 – 300 calories)

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 26 Distribution of BMI Among US Adult Males Source: JAMA, February 1, 2012; Vol 307, No. 5, pp491 - 497; Prevalence of Obesity and Trends in the Distribution of Body Mass Ind ex Among US Adults, 1999 - 2010 Weight classification BMI Value (kg/m 2 ) % Males Normal/Under weight < 25 26 % Overweight ≥ 25.0 to < 30 39 % Obese (Grade 1) ≥ 30 to < 35 23 % Obese (Grade 2) ≥ 35 to < 40 8 % Obese (Grade 3) ≥ 40 4%

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 27 Group Dose (mg) Study Duration Number of Subjects Completed Sampling Time LPCN 1021 Placebo 1 75 15 Days 16 3 Full PK profile : Day ‘ - 1’, 1, 8 and 15 Pre - dose C min sample: Day 6, 7, 13 and 14 2 150 15 4 3 225 15 4 5 225 29 Days 9 3 Full PK profile : Day ‘ - 1’, 1, 15 and 29 AM PK profile : Day 8 and 22 Pre - dose C min sample : Day 6, 7, 13 and 14 9 3 4 300 All study doses administered approximately 30 minutes after breakfast and dinner LPCN 1021: Phase 2 Design 2 7

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 28 PK Parameters Criteria / Target 75mg 150mg 225mg* 300mg N UMBER OF SUBJECTS 16 15 24 9 P RIMARY E ND P OINTS % of Subjects meeting the criteria on Day 15 C ave, 0 - 24h 300 - 1140 ng/dL ≥ 75% 44 47 83 100 Lower Bound 95% CI ≥ 65% 27 35 69 79 S ECONDARY E ND P OINTS % of Subjects meeting the criteria on Day 15 C max ≤ 1500 ng/dL ≥ 85% 100 100 88 44 C max 1800 - 2500 ng/dL ≤ 5% 0 0 0 11 C max > 2500 ng/dL 0 0 0 0 33 *Group III and V combined LPCN 1021: Phase II Testosterone Results 2 8

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 29 LPCN 1021: Phase II Adverse Event Profile System organ class preferred term Groups 1 - 3 Groups 4 & 5 Placebo Group 1, 75 mg Group 2, 150 mg Group 3, 225 mg Placebo Group 5, 225 mg Group 4, 300 mg N 12 16 16 16 6 9 9 Any event, n (%) 7 (58.3) 3 (18.8) 9 (56.3) 2 (12.5) 2 (33.3) 2 (22.2) 3 (33.3) Gastrointestinal disorders Constipation 2 (16.7) 0 1 (6.3) 0 2 (33.3) 1 (11.1) 1 (11.1) Nausea 2 (16.7) 0 0 0 0 0 0 Vomiting 2 (16.7) 1 (6.3) 0 0 0 0 0 Nervous system disorders Headache 2 (16.7) 0 1 (6.3) 0 0 0 0 Skin & subcutaneous tissue disorders Dry Skin 2 (16.7) 0 6 (37.5) 1 (6.3) 0 0 0 Intertrigo 0 0 0 0 0 1 (11.1) 1 (11.1)

29 60 97 206 17 65 9 34 63 35 52 73 108 139 176 93 126 176 155 48 75 134 6 38 148 76 35 202 128 86 127 127 127 217 217 217 30 Annually 180,000 1 Pregnancies are Eligible (Prior PTB History) for HPC Treatment Based on Efficacy Results 2 at Least 35,000 Eligible Patients are Expected to Benefit from HPC Use As a Result, HPC Treatment is Expected to be $1.8 Billion in Annual Savings 3 (not accounting for inflation since 2006) LPCN 1107: $2.2 Billion Annual Savings Impact Of Preventing Recurrent PTB 1. Imperial capital estimate based on CDC data @ 100% market penetration 2. Meis trial (~19.5% is expected to benefit from active compared to placebo) 3. Cost of $51,600 per preterm infant for maternal and infant care medical services – 2006